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                                                                    EXHIBIT 99.1
                                                           [English Translation]


RESOLUTION ON CONVENING OF A GENERAL MEETING OF SHAREHOLDERS

1.   Date       December 16, 2004 at 10:00 A.M.

2.   Venue      The auditorium on 10th fl. of Ilsan Information Center
                (726, Janghang 2-dong, Ilsan-gu, Goyang-si, Gyeonggi-do)

3.   Agenda and Details
                Agendum 1 : Amendment of the Articles of Incorporation
                            - Change of the Company's corporate name
                Agendum 2 : Approval of granting the Stock Option Rights
                            - Granting to a total of 1,451 persons the stock
                              option purchase rights that could be exercised to acquire 19,772,890 shares

4.   Date of Board of Directors' Resolution             October 29, 2004
                - Outside director : 5 of 6 were present
                - Audit Committee members who are not outside directors : none